

LaSalle Bank
ABN AMRO

135 S. LaSalle Street, Suite 1625
Chicago, IL 60603
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1

Reporting Package Table of Contents

Administrator:

Scott Kallback 312.904.5444
scott.kallback@abnamro.com

Analyst:

Henry Brigham 714.259.6830
henry.brigham@abnamro.com

Issue Id:	SAT00602
Monthly Data File Name:	SAT00602_200703_3.ZIP

Closing Date:	2-Aug-2006
First Payment Date:	1-Sep-2006
Rated Final Payment Date:	1-Mar-1998
Determination Date:	1-Mar-2007

Trust Collection Period
9/2/2006 - 3/1/2007

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated

Rating Agency: Moody's Investors Service, Inc./Standard & Poor's

Information is available for this issue from the following sources

LaSalle Web Site	www.etrustee.net
LaSalle Factor Line	800.246.5761


LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

WAC: 5.650000%

Statement Date: 01-Mar-07
Payment Date: 01-Mar-07
Prior Payment: 01-Sep-06
Next Payment: 04-Sep-07
Record Date: 26-Feb-07

Grantor Trust

ABN AMRO Acct: 723974.1

Class CUSIP	Original Face Value (1) Per $ 1000	Opening Balance Per $ 1000	Principal Payment Per $ 1000	Principal Adj. or Loss Per $ 1000	Negative Amortization Per $ 1000	Closing Balance Per $ 1000	Interest Payment (2) Per $ 1000	Interest Adjustment Per $ 1000	Pass-Through Rate Next Rate(3)
UNITS 86360Y207	25,510,000.00	25,510,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,510,000.00 1000.000000000	940,681.17 36.874996962	(0.08) (0.000003038)	7.3750000000% Fixed
Total	25,510,000.00	25,510,000.00	0.00	0.00	0.00	25,510,000.00	940,681.17	(0.08)	

Total P&I Payment	940,681.17

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	946,375.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	946,375.00
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	946,375.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,693.83)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,693.83)
Total Interest Due Certs	940,681.17

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	946,375.00
Remittance P&I Due Certs	940,681.17

Pool Balance Summary	Balance	Count
Beginning Pool	33,500,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	33,500,000.00	1

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1
Bond Interest Reconciliation Detail

Class	Accrual Method	Accrual Days	Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support Original	Credit Support Current (1)
UNITS	30/360	180	0.00	7.375000%	940,681.25	0.00	0.00	940,681.25	940,681.17	-0.08	0.08	NA	NA
					940,681.25	0.00	0.00	940,681.25	940,681.17	-0.08	0.08		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
UNITS	1-Jan-1900	1-Jan-1900	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	940,681.25	940,681.17
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	940,681.25	940,681.17

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.



Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1
Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
UNITS	86360Y207		Baa3	BBB-			

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

LaSalle Bank
ABN AMRO

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Company Debenture Backed
Series 2006-2

Statement Date:	01-Mar-07
Payment Date:	01-Mar-07
Prior Payment:	01-Sep-06
Next Payment:	04-Sep-07
Record Date:	26-Feb-07

ABN AMRO Acct: 723974.1
Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate

Underlying Information

Name	Cummings Engine Company 5.65% Debentures due Marc 1, 2098
Cusip	231021AK2
Balance	$33,500,000.00
Current Rate	5.65%
Next Rate	5.65%
Amount Received	$946,375.00
Ratings Moody/S&P/Fitch	Baa3/BBB-